UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer: **PhunCoin, Inc.**

Legal status of issuer

> Form: **Corporation**
>
> Jurisdiction of Incorporation/Organization: **Wyoming**
>
> Date of organization: **June 1, 2018**

Physical address of issuer: **7800 Shoal Creek Boulevard, Suite 230-S, Austin, Texas 78757**

Website of issuer: **www.phuncoin.com**

Is there a co-issuer? ___yes **_x_** no

Current number of employees: **7**

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$283,005.47	$294,984.13
Cash & Cash Equivalents	$—	$—
Accounts Receivable	$—	$—
Short-term Debt	$—	$—
Long-term Debt	$—	$—
Revenues/Sales	$—	$—
Cost of Goods Sold	$—	$—
Taxes Paid	$—	$—
Net Income	$(11,978.66)	$(602,579.84)



April 30, 2021

FORM C-AR

ANNUAL REPORT

PHUNCOIN, INC.

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by PhunCoin, Inc., a Wyoming corporation (the "**Company**," as well as references to "**we**," "**us**," or "**our**"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires us to file a report with the SEC annually and post the report on our website at www.phuncoin.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements provide the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. The words "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "possible," "potential," "predict," "project," "should," "will," "would" and similar expressions that convey uncertainty of future events or outcomes are intended to identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Form C–AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

TABLE OF CONTENTS

	PAGE
SUMMARY	4
BUSINESS	5
RICK FACTORS	7
DIRECTORS, OFFICERS AND EMPLOYEES	17
CAPITALIZATION AND OWNERSHIP	19
FINANCIAL INFORMATION	21
TRANSACTIONS WITH RELATED PERSONS	22
OTHER INFORMATION	23
SIGNATURES	24
EXHIBIT A	25

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

PhunCoin, Inc. (the "Company", "we", "us" or "our") is a Wyoming corporation, formed on June 1, 2018.

The Company is located at 7800 Shoal Creek Boulevard, Suite 230-S, Austin, Texas 78757.

Our website is www.phuncoin.com.

The information available on or through our website is not a part of this Form C-AR.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

Definitions

Defined terms used in this Form C-AR, but not defined shall have the meaning ascribed to them below:

The "Company", "we", "us" or "our" means PhunCoin, Inc., a Wyoming corporation and any entity that succeeds its operations and business.

"Company Token," "Tokens," "PhunCoin" or "Phun" means virtual securities accounted for on a blockchain-based computer network.

"System" means the Token Ecosystem, which is intended to be a rewards marketplace and data exchange whereby users receive PhunCoin in exchange for their data and Phun for engaging with brands.

The Business

We currently intend for the Company to be the issuer of PhunCoin. PhunCoin will be designed for use within the System, which is intended to be a rewards marketplace and data exchange whereby users receive PhunCoin in exchange for their information and PhunCoin can be redeemed by users for goods and services.

BUSINESS

Description of the Business

We envision a future in which consumers own, control and are rewarded for the use of their personal data and information. In 2018, we began offering rights to future issuances of PhunCoin. In 2019, we launched a dual token structure in conjunction with the commencement of the offering Phun token to interested parties outside the United States and Canada. The dual-token economy both empowers consumers and re-imagines how brands engage with audiences by creating a blockchain-enabled data exchange (the "**System**") that recognizes the value of data and engagement. PhunCoin and Phun will be designed for use within the System. PhunCoin is intended to be the "*Value of Data*" that empowers consumers to take control of and be compensated for their data. Phun is intended to act as the "*Value of Engagement*" that empowers consumers to monetize their digital activity and the data they share with brands.

We currently intend for the Company to be the issuer of PhunCoin. A multidisciplinary team (design engineering, quality assurance, and product) is currently developing all aspects of the System for iOS and Android. In addition, PhunCoin wallet development, enhanced token management capabilities and additional securities features are being implemented. We are planning for future enhancements of the System in 2021; however, there can be no assurance as to when (or if) we will be able to successfully launch the System.

History of the Business

The Company was formed as a Wyoming corporation on June 1, 2018 by Alan Knitowski, Randall Crowder and Matt Aune and is a wholly owned subsidiary of Phunware, Inc. (Nasdaq: PHUN)

The Company's Products and/or Services

Product / Service	Description	Current Market
Company Token (PhunCoin and Phun)	PhunCoin will be designed for use within the System, which is intended to be a rewards marketplace and data exchange whereby users receive PhunCoin in exchange for their information and PhunCoin can be redeemed by users for goods and services. Users will be compensated in Phun for engaging with brands (e.g. participating in surveys).	None. See "*Risk Factors*" below.

Competition

We operate at the intersection of loyalty/rewards, data and IoT (i.e. the Internet of Things). There are a variety of blockchain projects looking to innovate in these areas, but the four most relevant to us which have gained some traction are KIN, BAT, XYO and NCASH. KIN is a cryptocurrency launched by parent company Kik to serve as the foundation for a decentralized ecosystem of digital services. Founded in 2009, Kik Interactive is one of the most popular chat-based services apps, especially among teens. BAT (Basic Attention Token) was created by the co-founder of Mozilla and Firefox, along with the creator of JavaScript and it aims to improve the efficiency of digital advertising. BAT has gained notoriety due to the adoption of its Brave browser that leverages Basic Attention Tokens. The token is used as currency on the Brave platform and can obtain several different advertising services. It is designed to be exchanged between users, advertisers and publishers, while being based on the key metric of user attention. XYO is a cryptocurrency from parent company XY - The Persistent Company. XYO is an effort to create a vast, geospatial, blockchain-powered location network currently under development with the goal to provide accurate, certainty-driven location data on everything from cars to smartphones. By combining location beacons with IoT and mobile devices, the XYO Network ecosystem plans to deliver the verified coordinates and data needed to execute smart contracts, run smart cities, foster financial transactions, and power a legion of location-centric applications. NCASH (Nucleus Vision) is an end-to-end ecosystem of hardware and software able to collect and distribute unique data from the offline world. Founded in 2014 at Harvard University, Nucleus Vision couples its blockchain backed software with proprietary IoT Sensors to create an economy of offline user data.

Intellectual Property

We do not own any trademarks, patents, or other intellectual property. Any intellectual property that we require is expected to be licensed from the Company's parent company, Phunware, Inc (our **"Parent"**).

Governmental/Regulatory Approval and Compliance

We are subject to federal and state regulations, including securities and money transfer laws. Such laws and regulations are evolving and uncertain as regulators grapple with how to deal with cryptocurrencies, digital securities and other digital assets. Typically, licenses and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

Litigation

There are no existing legal suits pending or, to the Company's knowledge, threatened, against us.

Other

Because this Form C-AR focuses primarily on information concerning the Company rather than the industry in which we operate, potential purchasers may wish to conduct their own separate investigation of the industry in which we operate to obtain greater insight in assessing our prospects.

RISK FACTORS

Risks Related to the Company's Business and Industry

We are a development stage company and have limited operating history.

Although Phunware, Inc., the Company's parent company (our "**Parent**"), has been in business since 2009, we were formed in June 2018 and thus are in our early stage of development. Much of the technology and resources that we will use in connection with the creation of the System will be existing technology and human capital resources from our Parent. To date, we have focused on developing our business and exploring opportunities for novel applications of blockchain technology. As a result of the Company's early stage of development, we have not yet generated revenue from any commercially available blockchain-based applications.

We may need to secure additional funding and may be unable to raise additional capital on favorable terms, if at all.

We may need to secure additional funding to further develop our products and services, to market and sell our products and services, for working capital and in order to carry out our business plan. There are no assurances we will be able to obtain such financing on commercially reasonable terms, or at all. If adequate funds are not available, then we may need to reduce or suspend our activities, including product development, marketing, planned expenditures and sales activities. If these risks occur, they could materially adversely impact our business, financial condition, and results of operation.

Additionally, even if we raise sufficient capital through equity or debt financings, strategic alternatives or otherwise, there can be no assurance that the revenue or capital infusion will be sufficient to enable us to develop our business to a level where it will be profitable or generate positive cash flow. If we raise additional funds through collaborations and/or licensing arrangements, we might be required to relinquish significant rights to our technologies, or grant licenses on terms that are not favorable to us.

We rely on our management team, our Parent's management team and other key employees, and the loss of one or more key employees could harm our business. The failure to attract and retain additional qualified personnel could prevent us from executing our business strategy.

To successfully execute our business strategy, we must attract and retain highly qualified personnel with the technical skills and expertise needed to successfully develop the System. While we have sought and continue to seek to retain and continue to competitively recruit experts, we anticipate that we may experience difficulty in hiring and retaining management, technical, scientific, research and marketing personnel with the appropriate training to develop and maintain the System. Moreover, many of the personnel hired to work with the Company on the System may also have job responsibilities at our Parent or our affiliated entities and therefore may not be able to devote significant time to the Company.

Because there has been limited precedence set for the accounting of digital assets and coin offerings, it is unclear how the Company will be required to account for digital assets transactions in the future.

The accounting consequences related to the System launch and PhunCoin are uncertain, which could lead to incorrect reporting, classifications or liabilities. While we are diligently working with our Parent's auditors to implement best accounting practices as prepared by the Financial Accounting Standards Board ("*FASB*"), there is limited precedent for financial accounting of digital assets. Furthermore, a change in regulatory or financial accounting standards could have negative consequences on the Company.

Our business may be subject to complex and evolving U.S. and foreign laws and regulations regarding privacy, technology, data protection, blockchain technology, cryptocurrency, alternative trading systems, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, increased cost of operations or otherwise harm our business.

We may be subject to a variety of laws and regulations in the United States and abroad that involve matters related to our business, including user privacy, blockchain technology, software, broker dealer, data protection and intellectual property, among others. Foreign data protection, privacy, broker dealer and other laws and regulations are often more restrictive than those in the United States. These U.S. federal and state and foreign laws and regulations are constantly evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate.

The growth of our business and its expansion outside of the United States may increase the potential of violating these laws or our internal policies and procedures. The risk of us being found in violation of these or other laws and regulations is further increased by the fact that many of these laws and regulations have not been fully interpreted by the regulatory authorities or the courts and are open to a variety of interpretations. Any action brought against us for violation of these or other laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert its management's attention from the operation of our business, which could impact its ability to develop, enhance, and maintain the System. If our operations are found to be in violation of any of these laws and regulations, we may be subject to any applicable penalty associated with the violation, including civil and criminal penalties, damages and fines. We could be required to refund payments received, and we could be required to curtail or cease our operations. Any of the foregoing consequences could seriously harm our business and our financial results, which could impact our ability to develop, enhance and maintain the System. These existing and proposed laws and regulations can be costly to comply with and can delay or impede the development of new products, result in negative publicity, increase our operating costs, require significant management time and attention and subject us to claims or other remedies, including fines or demands that we modify or cease existing business practices.

Our financial statements have not been audited by an independent accounting firm.

We have not engaged an independent public accounting firm to audit or review our financial statements. Our financial statements were prepared by management. Therefore, you have no audited or reviewed financial information independent of us regarding our capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not participate in the Company's crowdfunding raise.

COVID-19 creates potential for substantial disruption to our business.

The ongoing COVID-19 pandemic has resulted in disruptions of businesses worldwide, including the business of our Parent. The disruptions have caused our Parent to institute a furlough of approximately 42% of its workforce in March 2020 and reduce human capital resources from the development of the System to other initiatives within its organization. Although our Parent has recently reallocated additional resources to us, there can be no assurances that our Parent will allocate an adequate amount, if any, human capital resources to the development of the System, PhunCoin or Phun in the future. The extent to which COVID-19 impacts our business in the future may depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19, the ultimate geographic spread of COVID-19 and the duration of the outbreak.

Our Parent is a publicly traded company listed on NASDAQ and subject to increased disclosure obligations and SEC review.

Our Parent incurs significant legal, accounting and other expenses that it did not previously incur as a private company. Our Parent files annual, quarterly and current reports with respect to its business and financial condition which also includes our financial information. Because of our Parent's disclosure obligations related to the Company, we are subject to increased SEC scrutiny. Our Parent's management, all of whom are also management of the Company, devote a substantial amount of time to ensure that it complies with all of the necessary requirements which decrease the time they can spend on our operations.

We may be involved in legal proceedings.

From time to time, we, our Parent or our affiliated entities may be involved in legal proceedings. The results of such legal proceedings and claims cannot be predicted with certainty, and regardless of the outcome, legal proceedings could have an adverse impact on our business, which could impact the development of the System due to defense and settlement costs, diversion of resources and other factors.

Risks associated with PhunCoin, Phun and the System

The System may not be widely adopted and may have limited users. We may discover defects in the System in the future that are currently unknown or currently do not exist, and we may not be able to detect or correct these defects before our System is implemented.

It is possible that the System will not be used by a large number of individuals, companies and other entities and/or that there will be limited public interest in the creation and development of cryptocurrency investment applications and platforms. Such a lack of use and/or interest could materially and adversely impact the development of the System and therefore the potential use of the Sytem, PhunCoin or Phun.

Further, we may discover defects in the System in the future. We may not be able to detect and correct defects or errors before customers begin to use the System. Consequently, we or our customers may discover defects or errors after our system has been implemented. These defects or errors could also cause inaccuracies in the data we collect and process as part of our services for our customers, or even the loss, damage or inadvertent release of confidential data. Even if we are able to identify and repair defects in a timely manner, any history of defects or inaccuracies in the data we collect and process, or the loss, damage or inadvertent release of confidential data could cause our reputation to be harmed, and customers may elect not to purchase PhunCoin or Phun and use the System. The costs associated with any material defects or errors in the System or other performance problems may be substantial and could materially adversely affect our business.

There is no existing trading market for our PhunCoin and Phun.

PhunCoin and Phun are new crypto assets for which there is no established public market and peer-to-peer transfers will not be permitted unless and until PhunCoin and Phun holders are notified otherwise by the Company and informed of the requirements and conditions to do so. Even if we register or qualify the PhunCoin and/or Phun under the Securities Act or under a comparable foreign regulatory regime, there can be no assurance that a secondary market will develop or, if a secondary market does develop, that it will provide the holders of our PhunCoin with liquidity of investment, Phun with liquidity of loyalty rewards or that it will continue for the life of the PhunCoin and Phun. The liquidity of any market for our PhunCoin and Phun will depend on a number of factors, including, but not limited: (i) the number of holders of our PhunCoin and Phun; (ii) the performance of the PhunCoin and Phun; (iii) the market for similar crypto assets; (iv) the interest of traders in making a market in the PhunCoin; (v) the interest of brands to reward consumers with Phun for engagement; (vi) regulatory developments in the digital token or cryptocurrency industries and (vii) legal restrictions on transfer. In the event that PhunCoin and Phun remain untradeable for a significant period of time or indefinitely, the value of PhunCoin and Phun would be materially adversely affected.

We do not expect there to be any market makers to develop a trading market for our PhunCoin.

Most securities that are publicly traded in the United States have one or more broker-dealers acting as "market makers" for the security. A market maker is a firm that stands ready to buy and sell the security on a regular and continuous basis at publicly quoted prices. In the event that an exchange is created or developed, we do not believe that PhunCoin will have any market makers, which could contribute to a lack of liquidity and could have a material adverse effect on holders' ability to trade PhunCoin.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets and/or waning interest of investors in the cryptocurrency industry could materially and adversely affect our business.

The prices of blockchain assets such as Bitcoin and Ether have historically been subject to dramatic fluctuations and are highly volatile. Several factors may influence the interest in cryptocurrency and blockchain asset investments, including, but not limited to:

• Global blockchain asset supply;
• Global blockchain asset demand, which can be influenced by the growth of retail merchants' and commercial businesses' acceptance of blockchain assets like cryptocurrencies as payment for goods and services, the security of online blockchain asset exchanges and digital wallets that hold blockchain assets, the perception that the use and holding of blockchain assets is safe and secure, and the regulatory restrictions on their use;
• Purchasers' expectations with respect to the rate of inflation;
• Changes in the software, software requirements or hardware requirements underlying the System;
• Changes in the rights, obligations, incentives, or rewards for the various participants in the System;
• Interest rates;
• Currency exchange rates, including the rates at which digital assets may be exchanged for fiat currencies;
• Fiat currency withdrawal and deposit policies of blockchain asset exchanges on which users may trade cryptocurrency and blockchain assets and liquidity on such exchanges;
• Interruptions in service from or failures of major blockchain asset exchanges in which users may trade cryptocurrency and blockchain assets;
• Investment and trading activities of large investors, including private and registered funds, that may directly or indirectly invest in PhunCoin or other blockchain assets;
• Monetary policies of governments, trade restrictions, currency devaluations and revaluations;
• Regulatory measures that may affect the use of blockchain assets such as PhunCoin and Phun;
• The maintenance and development of the open-source software protocol of certain blockchain assets;
• Global or regional political, economic or financial events and situations; or
• Expectations among the System or other blockchain assets participants that the value and/or utility of other blockchain assets will soon change.

The continued investment interest in and the market growth of digital assets is subject to a high degree of uncertainty and the lack of such investment interest and/or market growth could result in adverse effects on our business.

The growth of the digital asset market in general is subject to a high degree of uncertainty. The factors affecting further development of the digital asset market include (i) its continued worldwide growth, adoption and use; (ii) government and quasi-government regulation of the use, creation and offering of digital assets, as well as restrictions on and regulation related to the operation of and access to the networks of digital assets; (iii) changes in consumer demographics and public tastes and preferences; (iv) the maintenance and development of the open-source software protocol of digital asset networks; (v) the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using digital assets; (vi) general economic conditions and the regulatory environment relating to digital assets; and (vii) the negative perception of digital assets generally, including the use of digital assets to buy illicit goods and services. In recent years, cryptocurrencies and digital assets have become more widely accepted among investors and financial institutions, but have been also faced increasingly complex legal and regulatory challenges and, to date, have not benefited from widespread adoption by governments, central banks or established financial institutions. If investment interest in digital assets and/or the market growth of digital assets wanes, our business may be materially and adversely affected, which could affect the development of the System and/or the functionality and use of PhunCoin and Phun.

Alternative platforms or networks may be established that compete with or are more widely used than the System.

It is possible that alternative platforms or networks could be established that utilize the same or similar protocols underlying the System or attempt to facilitate services that are materially similar to the System's services. The introduction of these alternative networks and the potential entry of new competitors into the market could harm our ability to increase sales, which could negatively impact the System and PhunCoin.

The development and operation of the System will likely require technology and intellectual property rights.

Our ability to develop and operate the System that may be developed in the future may depend on technology and intellectual property rights that we may license from unaffiliated third parties. If for any reason we were to fail to comply with its obligations under any applicable license agreement, or were unable to provide or were to fail to provide the technology and intellectual property that the System requires, we would be unable to operate, which would have a material adverse effect on our operations and financial condition and our ability to develop, enhance, and maintain the System.

We rely on our intellectual property and proprietary rights which only provide limited protection against potential infringers; we face a risk of litigation related to those rights.

We consider any technology that we develop to be proprietary. Our ability to compete depends in part upon our ability to protect our rights to the technology that we develop. We also rely on trademark, copyright and trade secret law to protect our rights. However, these laws offer only limited protection. In addition, other countries may provide us with little to no intellectual property right protection. As the number of blockchain and technology products and services available to consumers increase and the uses of such products and services overlap, companies in the industry may become subject to additional intellectual property disputes. Our copyrights, trademarks or other intellectual property rights may subsequently be invalidated or otherwise limited, allowing other companies to develop offerings that compete with our business, which could adversely affect our competitive business position, business prospects and financial condition. Our copyrights, trademarks or other intellectual property rights may not provide us with any competitive advantages and there can be no assurance that these intellectual property rights will adequately protect our intellectual property, as the legal standards relating to the validity, enforceability and scope of such intellectual property rights are uncertain. Any litigation to protect our intellectual property rights would be expensive, time consuming and unpredictable. Such litigation could adversely affect our business, including our financial condition, regardless of the outcome. There can be no assurances that any steps taken to protect intellectual property rights will be successful in deterring misappropriation or independent third-party development of our technology. We may need to enter into confidentiality agreements with our consultants, business partners and investors in an attempt to protect our proprietary rights. Nevertheless, these attempts to protect our proprietary rights may be inadequate.

We may be accused of infringing intellectual property rights of third parties.

We have not evaluated whether our technology does not or will not infringe upon the intellectual property rights of any third party, and may be subject to claims of alleged infringement of the intellectual property rights of third parties. Such claims, even if not meritorious, may result in significant expenditure of financial and managerial resources, payment of damages or settlement amounts, and reduced confidence in the viability of the System and the ability of users to hold and use PhunCoin. We may receive notices that claim we have misappropriated, misused, or infringed other parties' intellectual property rights, and, to the extent we gain greater market visibility, we face a higher risk of being the subject of intellectual property infringement claims. Companies in the technology industries, including some of our current and potential competitors, own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. In addition, many of these companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. There may be third-party intellectual property rights that cover significant aspects of our technologies or business methods. Any intellectual property claims could potentially subject us to significant liability for damages, potentially including treble damages if we are found to have willfully infringed patents or copyrights. These claims could also result in us having to stop using technology found to be in violation of a third party's rights. We might be required to seek a license for the intellectual property, which may not be available on reasonable terms or at all. Even if a license were available, we could be required to pay significant royalties, which would increase our operating expenses. As a result, we may be required to develop alternative non-infringing technology, which could require significant effort and expense. If we cannot license or develop technology for any infringing aspect of our business, we could be forced to limit the continued development, growth or maintenance of the System and may be unable to compete effectively.

We may be subject to increased cybersecurity risk.

We utilize a substantial amount of electronic information. This includes transaction information and sensitive personal information of the purchasers of Tokens and users of the System. Our service providers may also use, store and transmit such information. We intend to implement detailed cybersecurity policies and procedures and an incident response plan designed to protect such information and prevent data loss and security breaches. However, such measures cannot provide absolute security. Breach of our information systems may cause information relating to the transactions of the Company and sensitive purchaser and user information be compromised to unauthorized third-parties.

We may be subject to increased data privacy risk.

We may be compelled to disclose personal information about a purchaser, or multiple purchasers, or users of the System, to federal or state government regulators or taxation authorities. Accordingly, certain information concerning purchasers or users of the System may be shared outside of the Company.

Some of our code and protocols rely on open source code publicly available. The open-source structure of some of the System protocols means that the System may be susceptible to developments by users or contributors that could damage the System and our reputation and could affect the utilization of the System, PhunCoin and Phun.

It is our intention that the System will operate partially based on an open-source code maintained by us and other public contributors. The open-source nature of the System protocol will mean that it may be difficult for us or contributors to maintain or develop the System and we may not have adequate resources to address emerging issues or malicious programs that develop within the System adequately or in a timely manner. Third parties not affiliated with us may introduce weaknesses or bugs into the core infrastructure elements of the System and open-source code which may negatively impact the System. Such events may result in a loss of trust in the security and operation of the System and a decline in user activity and could negatively impact the PhunCoin and Phun.

Our use of "open source" software could negatively affect our ability to offer the System and subject us to possible litigation.

A substantial portion of the System incorporates so-called "open source" software, and we may incorporate additional open source software in the future. Open source software is generally freely accessible, usable and modifiable. Certain open source licenses may, in certain circumstances, require us to offer the components of our system that incorporate the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and that we license such modifications or derivative works under the terms of the particular open source license. If an author or other third party that distributes open source software we use were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, including being enjoined from the offering of the components of our system that contained the open source software and being required to comply with the foregoing conditions, which could disrupt our ability to offer the affected software. We could also be subject to suits by parties claiming ownership of what we believe to be open source software. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition and require us to devote additional research and development resources to change our products.

The System may be the target of malicious cyberattacks or may contain exploitable flaws in its underlying code, which may result in security breaches and the loss or theft of PhunCoin and Phun. If the System's security is compromised or if the System is subjected to attacks that frustrate or thwart our users' ability to access the System, their PhunCoin and Phun or the System products and services, users may cut back on or stop using the System altogether, which could seriously curtail the utilization of PhunCoin and Phun.

The System will use new technology. There are no guarantees that such technology will be bug-free or accepted by the marketplace. Thus, even if the System should become operational, PhunCoin and Phun may be subject to the risk of theft, loss, malfunction, or reputational risk, any of which can significantly degrade the potential use of PhunCoin and Phun.

The System structural foundation, the open-source protocols, the software application and other interfaces or applications built upon the System are still in development stage and are unproven, and there can be no assurances that the System and the creation, transfer or storage of the PhunCoin and Phun will be uninterrupted or fully secure which may result in a complete loss of users' PhunCoin and Phun or an unwillingness of users to access, adopt and utilize the System. Further, the System may also be the target of malicious attacks seeking to identify and exploit weaknesses in the software or the System which may result in the loss or theft of PhunCoin and Phun. For example, if PhunCoin, Phun and the System are subject to unknown and known security attacks (such as double-spend attacks, 51% attacks or other malicious attacks), such attacks may materially and adversely affect the System. In any such event, if the System launch does not occur or if the System is not widely adopted, purchasers may lose all of their investment.

Risk of theft and hacking.

Hackers or other groups, organizations or countries may attempt to interfere with the System or the availability of PhunCoin and Phun in any number of ways, including service attacks, Sybil attacks, spoofing, smurfing malware attacks, or consensus based attacks, phishing, or other novel methods that may or may not be known to steal PhunCoin and Phun.

Changes in technology and industry standards may require significant research and development expenditures.

The blockchain and technology industries evolve quickly because of constant developments in technology, new products, and changes in customer demands. In this environment, other companies may modify their products or develop new technology which competes with our technology. These modifications or developments may make PhunCoin or Phun unmarketable or obsolete. This competition could damage our business. There is no assurance that we could effectively counter this competition. Advances in the techniques of people utilizing blockchain technologies or creating new cryptocurrency investment platforms and business models could require us to respond to new market situations. These changes may require us to engage in expensive and complex research to rapidly develop new or improved technology or business models. The slowing or stopping of the development, general acceptance and adoption and usage of blockchain networks and blockchain assets may materially adversely affect our business plans.

Risks associated with blockchain technologies and digital assets.

The regulatory regime governing the blockchain technologies, cryptocurrencies, tokens and token offerings is uncertain, and new regulations or policies, including with respect to virtual currencies, may materially adversely affect the development of the System and the use of PhunCoin and Phun.

Regulation of tokens (including PhunCoin and Phun) and token offerings such as these, cryptocurrencies, blockchain technologies, and cryptocurrency exchanges currently is still evolving; varies significantly among international, federal, state and local jurisdictions; and is subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future adopt laws, regulations, guidance or other actions, which may severely impact the development and growth of the System and the adoption and use of PhunCoin and Phun. Failure by the Company, or certain users of the System, to comply with any laws, rules and regulations – some of which may not exist yet, may be subject to interpretation and/or may be subject to change – could result in a variety of adverse consequences, including civil penalties and fines.

As blockchain networks and blockchain assets have grown in popularity and in market size, federal and state agencies have begun to take an interest in, and in some cases regulate, their use and operation. In the case of virtual currencies, state regulators like the New York Department of Financial Services ("NYDFS") have created new regulatory frameworks. For example, the NYDFS requires most businesses involved in virtual currency business activity in or involving New York, excluding merchants and consumers that utilize virtual currency solely for the purchase or sale of goods or services or for investment purposes, to apply for a license, commonly known as a "BitLicense," from the NYDFS and to comply with anti-money laundering, cyber security, consumer protection, and financial and reporting requirements, among others. As an alternative to the BitLicense in New York, firms can apply for a charter to become limited purpose trust companies qualified to engage in virtual currency business activity. Others, as in Texas, have published guidance on how their existing regulatory regimes apply to virtual currencies. Some states, like New Hampshire, North Carolina, and Washington, have amended their respective state statutes to include virtual currencies into existing licensing regimes. The process of ascertaining the applicability of state laws in all or most states will be expensive and time consuming. If applicable, the process of obtaining requisite licenses in each state will also be expensive and time consuming. There are very significant penalties for operating without a required license or otherwise violating applicable law in some states. Failure to obtain a state license in states where a license is required can be a crime. Accordingly, compliance with or failure to comply with the above requirements may have a material and adverse impact on the System.

Treatment of virtual currencies continues to evolve under federal law as well. The Department of the Treasury, the SEC, the U.S. Department of Treasury's Financial Crimes Enforcement Network ("FinCEN"), and the Commodity Futures Trading Commission ("CFTC"), for example, have published guidance on the treatment of virtual currencies. The IRS released guidance treating virtual currency as property that is not currency for U.S. federal income tax purposes, although there is no indication yet whether other courts or federal or state regulators will follow this classification for other (non-tax) purposes. Both federal and state agencies have instituted enforcement actions against those violating their interpretation of existing laws. The regulation of the non-currency use of blockchain assets is also uncertain. The CFTC has publicly taken the position that certain blockchain assets are commodities, and the SEC has issued a public report stating federal securities laws require treating some blockchain assets as securities. Phuncoin or its affiliated entities plan to also register as a money services business with the U.S. Department of the Treasury's Financial Crimes Enforcement Network to the extent PhunCoin or Phun is considered a convertible virtual currency. FinCEN has taken the position that entities that exchange convertible virtual currency for real currency, and "administrators" who engage in the business of issuing and putting into circulation a convertible virtual currency and that have the authority to redeem or withdraw such virtual currency from circulation are "money transmitters" that must register with the agency as a money services business ("MSB"). FinCEN has also indicated that a developer that sells convertible virtual currency, including in the form of ICO coins or tokens, in exchange for another type of value that substitutes for currency, is an MSB. Companies that operate platforms that accept virtual currency or other value that substitutes for currency from one person and transmits it to another person or location may also be MSBs. FinCEN requires exchangers, administrators, and developers and sellers of convertible virtual currencies to comply with regulations requiring MSBs to adopt an anti-money laundering program that satisfies the requirements of the Bank Secrecy Act and its implementing regulations. MSBs that are money transmitters are also required to file reports when a transaction is conducted by, at, or through the MSB that is suspicious and has a dollar value of $2,000 or more. Civil and criminal penalties may be imposed for violations of FinCEN rules. Regardless of whether the Company is an MSB, there is a risk that convertible virtual currencies and the platforms on which they operate and are traded can be used to facilitate money laundering or terrorism financing. Company resources may be diverted to address anti-money laundering and anti-terrorism financing risks and comply with applicable legal requirements to adopt an anti-money laundering program (or to defend lawsuits stemming from money laundering or terrorism financing). To the extent that a domestic government or quasi-governmental agency, including the CFTC and FinCEN, exerts regulatory authority over a blockchain network or asset, the System may be materially and adversely affected.

Blockchain networks also face an uncertain regulatory landscape in many foreign jurisdictions, such as the European Union, China and Russia. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect the System. Such laws, regulations or directives may conflict with those of the United States or may directly and negatively impact our business. The effect of any future regulatory change is impossible to predict, but such change could be substantial and materially adverse to the development and growth of the System and the adoption and use of the PhunCoin or Phun.

New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and other jurisdictions, including with respect to virtual currencies, may materially and adversely affect the potential functionality of and demand for the PhunCoin, Phun and the System.

If we are classified as a "money transmitter," which is a type of money services business ("MSB") under the Financial Crimes Enforcement Network ("FinCEN") rules, we may be subject to the anti-money laundering requirements ("AML") and combating the financing of terrorism ("CFT") requirements that apply to MSBs under the Bank Secrecy Act of 1970 ("BSA").

Pursuant to a letter publicly released on March 6, 2018 from FinCEN to Senator Ron Wyden (D-OR), FinCEN states that, generally, a developer that sells convertible virtual currency, including in the form of initial coin offering coins or tokens, in exchange for another type of value that substitutes for currency, is a money transmitter and must comply with AML and CFT requirements. The letter indicates that coin and token offerings may vary and whether these requirements apply is a matter of the facts and circumstances of each case.

If the Company is classified as an MSB, it will need to register with FinCEN and comply with AML/CFT requirements of the BSA and its implementing regulations issued by FinCEN that apply to MSBs. If applicable, such registration and compliance by the Company may result in significant expense and delay in the issuance of PhunCoin or Phun and may materially and adversely affect the potential functionality of and demand for the PhunCoin, Phun and the System.

If the System is unable to satisfy data protection, security, privacy, and other government-and industry-specific requirements, its growth could be harmed.

If the System launch occurs and PhunCoin and Phun is developed, its structural foundation, the software applications and other interfaces or applications upon which it relies or that will be built, are unproven. There can be no assurances that PhunCoin or Phun will be fully secure, which may result in impermissible transfer, a complete loss of users' PhunCoin or Phun on that system or an unwillingness of users to access, adopt and utilize PhunCoin or Phun, whether through system faults or malicious attacks. Any such faults or attacks on PhunCoin or Phun may materially and adversely affect us.

There are a number of data protection, security, privacy and other government- and industry-specific requirements, including those that require companies to notify individuals of data security incidents involving certain types of personal data. Security compromises could harm the System's reputation, erode user confidence in the effectiveness of its security measures, negatively impact its ability to attract new users or cause existing users to stop using the System, PhunCoin or Phun.

Regulatory determinations may make PhunCoin or Phun illegal in certain jurisdictions or for certain categories of investors.

It is possible that current or future regulations could make the Company and/or PhunCoin or Phun illegal in some jurisdictions, or for some categories of investors, which could possibly result in a winding down of the Company, or a decrease in the value of the Company and the functionality and use of PhunCoin and/or Phun. Because PhunCoin and Phun have not been formally classified by regulatory agencies, it is possible that subsequent determinations by regulators may prevent certain individuals or entities from using or holding PhunCoin and Phun in the future. Such a determination could materially reduce the functionality and demand for PhunCoin and Phun. Additionally, PhunCoin and Phun might be classified as a virtual currency under commodities or money transmitter laws. Depending on what regulatory classification(s) may be made, there may be other securities law or other regulatory issues under the Securities Act, Exchange Act, the Investment Advisers Act of 1940, Investment Company Act, the Commodity Exchange Act, or other state or federal statutes or regulations.

We may have to register the System as a broker-dealer and alternative trading system. These registration processes may take time and there can be no guarantee that we will be successful in obtaining these registrations.

The type of functionality that we intend the System to have, may require the System to become a registered broker-dealer and alternative trading system, or ATS, and in that capacity to facilitate the trading of tokens that fall within the definition of securities and are subject to the U.S. securities laws. Registration as a broker and an ATS and membership in the Financial Industry Regulatory Authority, Inc., or FINRA, is a lengthy process that will require approval by the SEC and FINRA, as well as the securities administrators of all or nearly all of the states. There is no guarantee that applications will be successful. If they are not successful, we will not be able to act as a trading platform in the United States for tokens that are regulated as securities.

If we register as a broker and conduct business as a trading platform and investment bank, we will be subject to extensive regulation of our activities by the SEC, FINRA and state securities administrators, as well as by FinCEN with respect to anti-money laundering matters. We would be required to create, implement and maintain substantial policies and procedures to ensure reasonable compliance with our regulatory obligations, and those policies and procedures will be subject to examination by regulatory authorities. Serious violations of our regulatory obligations by the Company, or failure to supervise our associated persons, could result in money penalties, suspension or revocation of these licenses.

If we are registered as a broker and as an alternative trading system, conflicts of interest may arise if we list our own PhunCoin or Phun on the System for trading.

If we are registered as a broker and an ATS, we would intend to list PhunCoin and/or Phun on the System for trading, which may cause conflicts of interest. In addition, our PhunCoin and/or Phun may be traded on the System at a time when our insiders have material non-public information about the Company. Conflicts of interest may also arise if we invest in initial coin offerings that we have originated and our activities may be restricted due to regulatory restrictions. We intend to put in place policies and procedures to reduce conflicts of interest and to detect and prevent the use of material non-public information in the trading of our PhunCoin or Phun.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors and Officers

Our directors and officers are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name	Title	Director and Officer as of:
Alan Knitowski	Director and Chief Executive Officer	June 2018
Randall Crowder	Director and Chief Operating Officer	June 2018
Matt Aune	Director and Chief Financial Officer	June 2018

Name

Alan S. Knitowski

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer: June 2018 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Alan S. Knitowski co-founded Phunware and has served as its Chief Executive Officer and a member of the board of directors since inception in 2009.

Education

Mr. Knitowski holds a B.S. in Industrial Engineering from The University of Miami, an M.S. in Industrial Engineering from the Georgia Institute of Technology and an M.B.A from the Haas School of Business at the University of California, Berkeley.

Name

Randall Crowder

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Operating Officer: June 2018 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

In September 2017, Mr. Crowder founded and continues to serve as the Managing Partner at Nove Ventures, a venture capital firm, which focuses on investing in established companies like Phunware that are looking to leverage blockchain technology to complement their core business model. In February 2018, Mr. Crowder joined Phunware as its Chief Operating Officer and became a member of its board of directors in December 2018. Since August 2009, Mr. Crowder has also been a co-founder and Managing Partner at TEXO Ventures, which focuses primarily on tech-enabled health services.

Education

Mr. Crowder holds a B.S. in General Management from the United States Military Academy at West Point and an M.B.A. from the McCombs School of Business at the University of Texas at Austin.

Name

Matt Aune

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Financial Officer: June 2018 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Mr. Aune has served as Phunware's Chief Financial Officer since August 2013. He previously served as its Director of Finance and Accounting from August 2011 to August 2013.

Education

Mr. Aune holds a B.A. in Economics from the University of California, San Diego and an M.B.A. from San Diego State University.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Wyoming law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

We currently have 7 employees located in Texas, Florida and California. Salaries for these employees are paid by our Parent.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities other than pursuant to Regulation CF:

Type of security	Common Stock
Amount outstanding	1,000 (Par Value $0.0001)
Voting Rights	Common Stock votes proportionately.
Anti-Dilution Rights	None.
How Common Stock may limit, dilute or qualify the Securities issued pursuant to Regulation CF	Not applicable
Percentage ownership of the Company by the holders of Common Stock (assuming conversion prior to the Offering if convertible securities).	100% (the Company is a wholly-owned subsidiary of its parent company, Phunware, Inc.)

Type of security	Token Rights Agreement (representing the right to receive PhunCoin)
Amount outstanding	Rights to receive proportionate amount of PhunCoin upon system launch
Voting Rights	None.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the securities issued pursuant to Regulation CF	Not applicable

The Company has issued the following securities pursuant to Regulation CF:

Type of security	Crowd Token Rights Agreements (representing the right to receive PhunCoin)
Amount outstanding	Rights to receive proportionate amount of PhunCoin upon system launch
Voting Rights	None.
Anti-Dilution Rights	None.

Outstanding Debt

The Company has the following debt outstanding:

None.

Previous Security Offerings

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	1,000	1,000	Working Capital	June 15, 2018	4(a)(2)
Token Rights Agreements (representing the right to receive PhunCoin)	Rights to receive proportionate amount of PhunCoin upon system launch	$1,030,000	To fund development of the System including sales and marketing, research and development of the System, and other general and administrative purposes.	As of January 11, 2019	Regulation D (Rule 506(c))
Crowd Token Rights Agreements (representing the right to receive PhunCoin)	Rights to receive proportionate amount of PhunCoin upon system launch	$175,891	To fund development of the System including sales and marketing, research and development of the System, and other general and administrative purposes.	As of January 18, 2019	Regulation CF

Ownership

Phunware, Inc owns 100% of the shares of PhunCoin, Inc.

Below are the beneficial owners of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power:

Name	Percentage Owned Prior to Offering
Phunware, Inc.	100.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

PhunCoin was formed in June 2018 and has limited operating history. Since inception, we have generated no revenue and relied on financing from our Parent and proceeds from the sales of Token Rights Agreements to fund development of the System including marketing, research and development of the System (outside of payroll related costs), and other general and administrative purposes. Our payroll costs are provided by our Parent. Our Parent does not charge us for use of their employees in the development of the System. As of December 31, 2020 and 2019, we had working capital deficits of approximately $989,000 and $977,000, respectively, and will likely incur losses prior to generating positive working capital. Although, prior results are not indicative of future performance, we are still in the development phase of the System and expect future losses and working capital needs.

The preparer of our financial statements has raised substantial concern about the Company's ability to continue as a going concern. Our ability to continue is dependent upon management's plan to raise additional capital, or parents ability to contribute human capital and financial resources to us and achieve and sustain profitable operations. See Note 1 to the Financial Statements included in Exhibit A of this Form C-AR.

Liquidity and Capital Resources

We have raised capital for the development of the System through sales of Token Rights Agreements in the following offerings:

Regulation D 506(c) Offering. As of April 30, 2021, we have received cash proceeds of $1,030,000 from the sale of rights pursuant to a Token Rights Agreements in its Regulation D offering.

Regulation CF Offering. As of April 30, 2021, we have received cash proceeds of $175,891 from the sale of rights pursuant to Crowd Token Rights Agreements in its Regulation CF Offering.

We currently have no other available sources of capital except our Parent may provide additional capital, including employees, to us at our Parent's discretion. Historically, our Parent has not billed or charged us for these resources. See "*Risk Factors*" above.

Capital Expenditures and Other Obligations

We do not intend to make any material capital expenditures in the future.

Material Changes, Trends and Uncertainties

Reference is made under the subheading "*Employees*" included in "*Directors, Officers and Employees*" and is incorporated herein by reference.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time we may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of our outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

We have not conducted any transactions with related persons other than our Parent. Headcount resources and the amount of resources allocated to us is provided by our Parent. To date, our Parent has not billed us for the use of these resources. See "*Risk Factors"* above.

Conflicts of Interest

To the best of our knowledge we have not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Reporting Compliance

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF §227.202.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

(Issuer)   **PHUNCOIN, INC.**

(Signature)   By: /s/ Alan S. Knitowski

(Name)   Alan S. Knitowski

Title)   Chief Executive Officer, Chairman

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

(Signature)   By: /s/ Alan S. Knitowski

(Name)   Alan S. Knitowski

(Title)   Chief Executive Officer, Director

(Date)   April 30, 2021

(Signature)   By: /s/ Matt Aune

(Name)   Matt Aune

(Title)   Chief Financial Officer, Director

(Date)   April 30, 2021

(Signature)   By: /s/ Randall Crowder

(Name)   Randall Crowder

(Title)   Chief Operating Officer, Director

(Date)   April 30, 2021

EXHIBIT A

Financial Statements

I, Alan S. Knitowski, the Chief Executive Officer and Chairman of the Board of Directors of PhunCoin, Inc., hereby certify that the financial statements of PhunCoin, Inc. and notes thereto for the year ending December 31, 2020 included in this Form C-AR are true and complete in all material respects.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 30, 2021.

PHUNCOIN, INC.

By: /s/ Alan S. Knitowski
    Name: Alan S. Knitowski
    Title: Chief Executive Officer and Chairman

PHUNCOIN, INC.
BALANCE SHEETS
(In thousands, except share information)

(Unaudited)

	December 31, 2020		December 31, 2019	
ASSETS				
Current assets:				
Cash and Cash equivalents	$	—	$	—
Due from affiliate		283		287
Prepaid expenses		—		8
Total current assets	$	283	$	295
LIABILITIES AND STOCKHOLDER'S DEFICIT				
Liabilities:				
Current liabilities:	$	—	$	—
Accrued expenses		70		70
PhunCoin deposits		1,202		1,202
Total current liabilities		1,272		1,272
Long-term debt		—		—
Total Liabilities		1,272		1,272
Stockholder's deficit:				
Common stock, $0.0001 par value; 1,000 shares authorized, issued and outstanding as of December 31, 2020 and 2019)		—		—
Retained deficit		(989)		(977)
Total stockholder's deficit		(989)		(977)
Total liabilities and stockholder's deficit	$	283	$	295

The accompanying notes are an integral part of these financial statements.

PHUNCOIN, INC.
STATEMENT OF OPERATIONS
(In thousands)

(Unaudited)

	Year ended December 31,	
	2020	**2019**
Revenue	$ —	$ —
Cost of revenue	—	—
Gross profit	—	—
Operating expenses:		
General and Administrative	12	602
Sales and marketing	—	—
Total operating expenses	12	602
Operating loss	(12)	(602)
Interest expense	—	—
Pretax loss	(12)	(602)
(Provision)/benefit for income taxes	—	—
Net loss	$ (12)	$ (602)

The accompanying notes are an integral part of these financial statements.

PHUNCOIN, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
(In thousands, except share information)

(Unaudited)

| | Common Stock | | | Total |
	Number of shares	Amount	Retained Deficit	Stockholder's Deficit
Balance as of December 31, 2018	1,000	$ —	$ (375)	$ (375)
Net loss	—	—	(602)	(602)
Balance as of December 31, 2019	1,000	$ —	$ (977)	$ (977)
Net loss	—	—	(12)	(12)
Balance as of December 31, 2020	1,000	$ —	$ (989)	$ (989)

The accompanying notes are an integral part of these financial statements.

PHUNCOIN, INC.
STATEMENT OF CASH FLOWS
(In thousands)

(Unaudited)

	Year ended	
	December 31, 2020	**December 31, 2019**
Cash flows from operating activities		
Net loss	$ (12)	$ (602)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Accrued expenses	—	70
Prepaid expenses	8	(8)
Due from affiliate	4	328
PhunCoin deposits	—	212
Net cash used in operating activities	—	—
Cash flows from investing activities		
Purchase of property and equipment	—	—
Net cash used in investing activities	—	—
Cash flows from financing activities		
Issuance of common stock	—	—
Net cash provided by financing activities	—	—
Net change in cash and cash equivalents	—	—
Cash and cash equivalents at beginning of period	—	—
Cash and cash equivalents at end of period	$ —	$ —
Supplemental disclosure of cash flow information		
Cash paid for interest	$ —	$ —
Cash paid for income taxes	$ —	$ —

The accompanying notes are an integral part of these financial statements.

PHUNCOIN, INC.
NOTES TO FINANCIAL STATEMENTS
(*Unaudited*)

NOTE 1 - THE COMPANY, RISKS AND UNCERTAINTIES AND GOING CONCERN

The Company

PhunCoin, Inc. (which may be referred to as the "Company," "we," "us," or "our") is an innovative business-to-consumer application of blockchain technology. We will offer a digital token intended to complement and accelerate the cloud platform of our parent company, Phunware, Inc ("Phunware"), which will enable brands to not only reward their consumers, but also to empower them to retake control of both their identity and their personal data. The Company incorporated on June 1, 2018 in the State of Wyoming. We did not begin operations until 2018.

Risks and Uncertainties

We have a limited operating history. Our business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond our control could cause fluctuations in these conditions. Adverse conditions may include: prolonged continuation of the ongoing COVID-19 pandemic, a new pandemic, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Going Concern

Accounting Standards Codification ("ASC") 205-40, *Presentation of Financial Statements - Going Concern* ("ASC 205-40") requires management to assess the Company's ability to continue as a going concern for one year after the date the financial statements are issued. Under ASC 205-40, management has the responsibility to evaluate whether conditions and/or events raise substantial doubt about the Company's ability to meet future financial obligations as they become due within one year after the date that the financial statements are issued. As required by this standard, management's evaluation shall initially not take into consideration the potential mitigating effects of management's plans that have not been fully implemented as of the date the financial statements are issued.

We have a history of operating losses and negative operating cash flows and expects these trends to continue into the foreseeable future. As of December 31, 2020, we had negative working capital and no cash. Since inception, we have relied on financing from Phunware. In addition, we have funded operations from two different capital raises of our digital token, including a crowdfunding campaign (see Note 5). We currently believe our operating expenditures will exceed future cash inflows we expect to receive for the foreseeable future.

Future plans may include expanding existing or commencing additional offerings or obtaining additional funding from Phunware; however, these sources of working capital are not currently assured, and consequently do not sufficiently mitigate the risks and uncertainties disclosed above. There can be no assurance that we will be able to obtain additional funding on satisfactory terms or at all. In addition, no assurance can be given that any such financing, if obtained, will be adequate to meet our capital needs and support our growth. If additional funding cannot be obtained on a timely basis and on satisfactory terms, our operations would be materially negatively impacted. We have therefore concluded there is substantial doubt about our ability to continue as a going concern through one year from the issuance of these financial statements.

The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from uncertainty related to our ability to continue as a going concern.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Revenue Recognition

We recognize revenue upon transfer of control of promised products or services in an amount that reflects the consideration we expect to receive in exchange for those products or services in accordance with Accounting Standards Codification ("ASC") No. 606. As of December 31, 2020, we had recognized no sales.

Software Development Costs

We apply the principles of ASC 985-20, *Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed* ("ASC 985-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With our current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Phunware provides all headcount resources for our software development. Phunware does not charge us for the use of these headcount resources.

Advertising Expenses

We expense advertising costs as they are incurred. The Company did not incur any advertising costs for the years ended December 31, 2020 and 2019.

Income Taxes

Our income taxes are included in the consolidated tax return of our parent, Phunware. We calculate the provision for income taxes by using a "separate return" method. Under this method, we are assumed to file a separate return with the tax authority, thereby reporting our taxable income or loss and paying the applicable tax to or receiving the appropriate refund from Phunware. Our current provision is the amount of tax payable or refundable on the basis of a hypothetical, current-year separate return. We provide deferred taxes on temporary differences and on any carryforwards that we could claim on our hypothetical return and assess the need for a valuation allowance on the basis of our projected separate return results.

Any difference between the tax provision (or benefit) allocated to us under the separate return method and payments to be made to (or received from) Phunware for tax expense are treated as either dividends or capital contributions. Accordingly, the amount by which our tax liability under the separate return method exceeds the amount of tax liability ultimately settled as a result of using incremental expenses of Phunware is periodically settled as a capital contribution from Phunware to us. To date, no settlement has occurred.

We evaluate our tax position that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020 and 2019, the unrecognized tax benefits accrual was zero.

Cash and Cash Equivalents

We consider short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. The Company had no cash or cash equivalents as of December 31, 2020 and 2019.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer in accordance with authoritative accounting guidance. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. We had no outstanding accounts receivable as of December 31, 2020 and 2019.

Due from Affiliate

Due from Affiliate represents the cash proceeds from our token offerings (See Note 5) provided to Phunware by us net of operating expenses Phunware has paid on our behalf.

Subsequent Events

We evaluate events that have occurred after the balance sheet date but before the financial statements are issued. Based upon the evaluation, we did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the financial statements, except where disclosed.

Recent Accounting Pronouncements

In December 2019, the FASB issued Accounting Standard Update No. 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes* ("ASU 2019-12"), which simplifies the accounting for income taxes. This guidance is currently effective for us in our financial statements and consolidated notes thereto for the fiscal year ending December 31, 2021 on a prospective basis. Early adoption is permitted. We are currently evaluating the impact of the new guidance on our consolidated financial statements.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including the one above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our consolidated financial statements and footnote disclosures.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

Legal Matters

We are not currently involved with and are not aware of any pending or threatening litigation against us. From time to time, we are and may become involved in various legal proceedings in the ordinary course of business. The outcomes of our legal proceedings are inherently unpredictable, subject to significant uncertainties, and could be material to our operating results and cash flows for a particular reporting period.

NOTE 4 – ACCRUED EXPENSES

Accrued Expenses

As of December 31, 2020 and 2019, we had accrued expenses of $70,000 related to a platform provider to provide services related to our Regulation Crowd Funding ("Regulation CF") Token Rights Offering.

NOTE 5 – PHUNCOIN RIGHTS OFFERINGS

PhunCoin

In June 2018, the Company, launched an offering pursuant to Rule 506(c) of Regulation D as promulgated under the Securities Act of rights (the "Rights") to acquire the PhunCoin token. In 2019, we commenced an offering of Rights pursuant of Regulation CF, which closed May 1, 2019. The Company accepts payment in the form of cash and digital currencies for purchases of the Rights. The amount of PhunCoin to be issued to the purchaser is equal to the dollar amount paid by the purchaser divided by the price of the PhunCoin at the time of issuance of the PhunCoin during the launch of the Token Ecosystem (as defined below) before taking into consideration any applicable discount rate, which is based on the time of the purchase.

Through December 31, 2020, we received aggregate net cash proceeds from our Rights offerings of $1.2 million. Proceeds from the Rights are recorded as PhunCoin deposits in the consolidated balance sheet as of December 31, 2020 and 2019. We currently do not plan to raise additional proceeds under the PhunCoin Rights offering.

Issuance of PhunCoin

PhunCoin is expected to be issued to Rights holders upon the earlier of (i) the launch of the Company's blockchain technology enabled rewards marketplace and data exchange ("Token Ecosystem" or "Token Generation Event"), (ii) one (1) year after the issuance of the Rights to the purchaser or (iii) the date PhunCoin, Inc. determines that it has the ability to enforce resale restrictions with respect to PhunCoin pursuant to applicable federal securities laws. Proceeds from the Rights offering are generally not refundable if the Token Generation Event is not consummated; provided, however, if the Company does not issue PhunCoin by the latest of either (i)-(iii) above and the Token Rights Agreement had not been terminated (see below), the Rights would have automatically convert into, and the Company would automatically issue, such number of PhunCoin to the Rights holders.

We currently anticipate that PhunCoin will be issued to the holders of the Rights in 2021. Holders of the Rights may be issued PhunCoin even if the Token Ecosystem is not yet operational. PhunCoin will have no usefulness until the Token Ecosystem is operational because PhunCoin is expected to only be useable on the Token Ecosystem. We further anticipate reducing the number of PhunCoin (through a reverse PhunCoin split or otherwise) prior to issuance to promote a healthier token economy and adhere to listing exchange requirements. As of the date of this Report, we do not yet know the number of PhunCoin we will be issuing pursuant to the Rights.

There can be no assurance as to when (or if) the Company will be able to successfully launch the Token Ecosystem. The Company is currently developing multiple aspects of the Token Ecosystem, as well as coordinating with trading platforms to support the compliant trading of PhunCoin. The final software readiness date of the Token Ecosystem may be adjusted based on user feedback, additional aspects of the Token Ecosystem currently under development and the ability to meet compliance requirements; therefore, a specific launch date is difficult to determine at this time, as it is based on many external factors outside of our control.

Termination of the Token Rights Agreement

Termination of the Token Rights Agreement occurs on the earlier of (i) PhunCoin being issued to the Rights holder pursuant to the provisions noted above, (ii) the payment, or setting aside of payment with respect to a dissolution event (as described below) or (iii) twelve months from the date of the Token Rights Agreement with the Rights holder, which we may extend at its sole discretion for six months, in our sole discretion. Upon termination of the Token Rights Agreement, we have no further obligation to the Rights holder. While the Token Rights Agreement has terminated in accordance with its terms (with respect to all Rights holders), as of the date of this Report, we have determined to continue our obligations under the Token Rights Agreement.

Dissolution Event

A dissolution event occurs if there has been (i) a voluntary termination of our operations, (ii) a general assignment for the benefit of our creditors, (iii) a change of U.S. laws that make the use or issuance of PhunCoin or the Token Generation Event impractical or unfeasible or (iv) any other liquidation, dissolution or winding up of the Company.

In the event a dissolution event occurs prior to the termination of the Token Rights Agreement, if there are any remaining proceeds from the Rights offering that have not been utilized by us.in our operations or for the development of the Token Ecosystem, such remaining proceeds would be distributed pro rata to purchasers in the Rights offering following any distributions to holders of our capital stock or debt, if any.

No Voting Rights or Profit Share

Rights holders (and eventual PhunCoin holders) have no voting rights and are not entitled to share in the profits or residual interest of the Company, Phunware, Inc. or either company's subsidiaries.

PhunToken ("Phun")

In 2019, we announced the launch of a separate token, Phun, which is meant to act as a medium of exchange within the Token Ecosystem. Phun will be available initially only to persons outside of the United States and Canada. As currently envisioned, consumers may receive Phun for actively engaging in marketing campaigns; developers and publishers may receive Phun for utilizing Phunware's loyalty software development kit in order to better engage, manage and monetize their consumers; and brands will gain access to more relevant, verifiable data by accessing Phunware's data exchange and using Phun for their own loyalty programs. As of December 31, 2020, we had not issued or sold any Phun.